SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File No. 0-53646

Eagleford Energy Inc. (formerly Eugenic Corp.)

(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Eagleford Energy Inc. Notice of Meeting and Management Information Circular dated as of January 11, 2010 as filed on SEDAR on January 14, 2010.

2.           Eagleford Energy Inc. Form of Proxy for use at Annual and Special Meeting to be held on February 9, 2010 as filed on SEDAR on January 14, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 14, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ Sandra Hall
	Name:	Sandra Hall
	Title:	President

2

ITEM 1

EAGLEFORD ENERGY INC.
(FORMERLY: EUGENIC CORP.)

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

in respect of the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on Tuesday, February 9, 2010

DATED AS OF JANUARY 11, 2010

EAGLEFORD ENERGY INC.
(FORMERLY: EUGENIC CORP.)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held on Tuesday, February 9, 2010

TO THE SHAREHOLDERS OF EAGLEFORD ENERGY INC.:

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders ("Shareholders") of common shares ("Common Shares") of Eagleford Energy Inc. (the "Company") will be held at the offices of WeirFoulds LLP, Mason Room, 130 King Street West, Suite 1500, Toronto, Ontario, Canada at 2:00 p.m. (Toronto time) on Tuesday, February 9, 2010 for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended August 31, 2009 and the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint the auditors of the Company for the ensuing year, and to authorize the directors to fix the auditors' remuneration;

4.	to approve amendments to the Company’s stock option plan;

5.
to consider and, if thought advisable, to approve a resolution, in the form of the proposed resolution set forth in the Information Circular, the text of which is incorporated herein by reference, authorizing the issuance by the Company of up to 24,232,559 additional common shares by way of private placements, acquisitions or equity credit lines during the period of one year following shareholders’ approval;

6.
to consider and, if thought advisable, to approve a special resolution, in the form of the proposed special resolution set forth in the Information Circular, the text of which is incorporated herein by reference, authorizing the consolidation of the Company’s issued and outstanding common shares on an up to one (1) for four (4) basis, or the division of the Company’s issued and outstanding common shares on an up to four (4) for one (1) basis, all subject to regulatory approval;

7.
to consider and, if thought advisable in conjunction with a determination to proceed with a consolidation or share split as described in the Information Circular, to approve a special resolution in the form of the proposed special resolution set forth in the Information Circular, the text of which in incorporated herein by reference, an amendment to the articles of the Company to change the name of the Company to “Eagleford Industries Inc.” or such other name as may be approved by the board of directors of the Corporation and applicable regulatory and exchange authorities; and

8.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders should refer to the Information Circular for more detailed information with respect to the matters to be considered at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Equity Transfer & Trust Company, the registrar and transfer agent of the Company, at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 by no later than 4:00 p.m. (Toronto time) on February 8, 2010.

If you are not a registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

DATED this 11th day of January, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

"Sandra J. Hall"
SANDRA J. HALL Chief Executive Officer, President and Director

Registered shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.  If you are a non registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

EAGLEFORD ENERGY INC.
(FORMERLY: EUGENIC CORP.)

PROXY STATEMENT AND MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 9, 2010

PURPOSE OF SOLICITATION

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF EAGLEFORD ENERGY INC. ("EAGLEFORD" OR THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE HOLDERS OF COMMON SHARES ("COMMON SHARES") OF THE COMPANY.

The Meeting will be held at the offices of WeirFoulds LLP, Mason Room, 130 King Street West, Suite 1500, Toronto, Ontario, Canada at 2:00 p.m. (Toronto time) on Tuesday, February 9, 2010, and at any adjournments thereof for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders accompanying this management information circular ("Information Circular").

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or personal interview by regular employees of the Company, or by other proxy solicitation services retained by the Company.  The costs thereof will be borne by the Company.  In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and other intermediaries to forward solicitation materials to the beneficial owners of common shares of the Company held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so.

Unless otherwise specified, information contained in this Information Circular is given as January 11, 2010 and, unless otherwise specified, all amounts shown represent Canadian dollars.  The record date for the Meeting has been set as January 4, 2010 (the "Record Date").

APPOINTMENT AND REVOCATION OF PROXIES

Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO DESIGNATE OR APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED INSTRUMENT OF PROXY.

Such right may be exercised by striking out the names of the two persons designated in the instrument of proxy and by inserting in the blank space provided for that purpose the name of the desired person or company or by completing another proper instrument of proxy and, in either case, depositing the completed and executed proxy with the registrar and transfer agent of the Company, Equity Transfer & Trust Company at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 at any time prior to 4:00 p.m. (Toronto time) on Monday, February 8, 2010.

A Shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a Shareholder will be voted in accordance with the directions, if any, given in the proxy.

A Shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a body corporate, by a duly authorized officer, attorney or representative thereof and deposited at the registered office of the Company at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.  The Company's registered office is located at Suite 1505, 1 King Street West, Toronto, Ontario, M5H 1A1.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Company as a substantial number of shareholders do not hold shares in their own name.  Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the names of CDS & Co. (the registration name for CDS Depository and Clearing Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients.

THEREFORE, BENEFICIAL SHAREHOLDERS SHOULD ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF THEIR COMMON SHARES ARE COMMUNICATED TO THE APPROPRIATE PERSON.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. ("Broadridge").  Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for a registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed instrument of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them and if the Shareholder specifies a choice with respect to any matter to be acted upon, the common shares shall be voted accordingly.

WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR EACH OF THE MATTERS IDENTIFIED IN THE NOTICE AND DESCRIBED IN THIS INFORMATION CIRCULAR.  THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.  AS OF THE DATE OF THIS INFORMATION CIRCULAR, MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THE MATTERS REFERRED TO IN THE NOTICE.

APPROVAL OF MATTERS

Unless otherwise noted, approval of matters to be placed before the Meeting is by "ordinary resolution", which is a resolution passed by a simple majority (50% plus 1) of the votes cast by Shareholders of the Company entitled to vote and present in person or represented by proxy.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Company at any time since the beginning of its last completed financial year, no proposed nominee for election as a director, and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares of which, as of the date of this Information Circular, an aggregate of 24,232,559 common shares of the Company are issued and outstanding and no preference shares are issued.  Each common share entitles the holder thereof to one vote at all meetings of Shareholders.

All holders of common shares of the Company of record at the close of business on the Record Date will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Company as described above, to attend and vote thereat by proxy the shares held by them.  However, if a holder of common shares of the Company has transferred any shares after the Record Date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten (10) days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

As of the date of this Information Circular, the only persons or companies who, to the knowledge of the directors and executive officers of the Company, beneficially own, or control or direct, directly or indirectly, voting securities carrying ten percent (10%) or more of the issued and outstanding voting shares of the Company are as follows:

Name	Number of Shares	Percentage of Outstanding Common Shares
James Cassina(1)	6,032,523 Common Shares	24.89%
Sandra J. Hall(2)	3,900,000 Common Shares	16.09%
Tonbridge Financial Corp.	2,741,707 Common Shares	11.31%

Notes:
(1)	Of the 6,032,523 common shares held by Mr. Cassina, 2,036,604 are held indirectly through Core Energy Enterprises Inc. and a further 3,995,919 are held directly by Mr. Cassina.
(2)	Of the 3,900,000 common shares held by Ms. Hall, 2,800,000 are held indirectly through 1407271 Ontario Inc. and a further 1,100,000 are held directly by Ms. Hall.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Under the Company's current stock option plan, the maximum number of common shares reserved for issuance and available for purchase under the stock option plan is 1,275,000 common shares of the Company, of which NIL are issued and outstanding as of the date of this information circular.

STATEMENT OF EXECUTIVE COMPENSATION

The Company's Statement of Executive Compensation, in accordance with the requirements of Form 51-102F6 – Statement of Executive Compensation, is set forth below, which contains information about the compensation paid to, or earned by, the Company's Chief Executive Officer and Chief Financial Officer and each of the other three most highly compensated executive officers of the Company earning more than CDN$150,000.00 in total compensation (the "Named Executive Officers" or "NEOs") during the Company's last three most recently completed financial years.  Based on the foregoing, Sandra Hall, the Company's Chief Executive Officer was the Company's only Named Executive Officer as at August 31, 2009.

Compensation Discussion and Analysis

Objective of the Compensation Program

The objectives of the Company's compensation program are to attract, hold and inspire performance of its NEO’s of a quality and nature that will enhance the sustainable profitability and growth of the Company.  Due to the Company's present financial situation, the Company views it as an important objective of the Company's compensation program to ensure staff retention.

The Compensation Review Process

To determine compensation payable, the compensation committee of the Company (the "Compensation Committee") determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Named Executive Officers of the Company while taking into account the financial and other resources of the Company.

The Company’s Compensation Committee is comprised of Milton Klyman (Chair) and William Jarvis.  The Compensation Committee is comprised entirely of independent directors. Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each NEO. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

Elements of Executive Compensation

The Company's NEO compensation program is based on the objectives of: (a) recruiting and retaining the executives critical to the success of the Company; (b) providing fair and competitive compensation; (c) balancing the interests of management and shareholders of the Company; and (d) rewarding performance, on the basis of both individual and corporate performance.

For the financial year ended August 31, 2009, the Company's NEO compensation program consisted of the following elements:

(a)	a base salary/management fee (the "Short-Term Incentive").

(b)	a long-term equity compensation consisting of stock options granted under the Company's stock incentive plan ("Long-Term Incentive").

The specific rationale and design of each of these elements are outlined in detail below.

Short-Term Incentive

Salaries form an essential element of the Company's compensation mix as they are the first base measure to compare and remain competitive relative to peer groups.  Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The base salary provides an immediate cash incentive for the Named Executive Officers. The Compensation Committee and the Board review salaries at least annually.

Base salary/management fees of the Named Executive Officer is set by the Compensation Committee on the basis of the applicable officer’s responsibilities, experience and past performance.  In determining the base salary to be paid to a particular Named Executive Officer, the Compensation Committee considers the particular responsibilities related to the position, the experience level of the officer, and his or her past performance at the Company and the current financial position of the Company.

Long-Term Incentive

The granting of stock options is a variable component of compensation intended to reward the Company's Named Executive Officers for their success in achieving sustained, long-term profitability and increases in stock value.  Stock options ensure that the Named Executive Officers are motivated to achieve long-term growth of the Company and continuing increases in shareholder value.  In terms of relative emphasis, the Company places more importance on stock options.

The Company provides long-term incentive compensation through its stock option plan.  The Compensation Committee recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions. The Compensation Committee views the granting of stock options as a means of promoting the success of the Company and higher returns to its shareholders.  The Board grants stock options after reviewing recommendations made by the Compensation Committee.

As of our fiscal year end August 31, 2009 we had no option/stock appreciation rights or grants outstanding.

Stock Option Plan

The Company’s Stock Option Plan (the "Plan") was adopted by the board of directors on April 5, 2000 and approved by a majority of our shareholders voting at the Annual and Special Meeting held on May 10, 2000.  The Plan was adopted in order that we may be able to provide incentives for directors, officers, employees, consultants and other persons (an "Eligible Individual") to participate in our growth and development by providing us with the opportunity through share options to acquire an ownership interest in us.  Directors and officers currently are not remunerated for their services except as stated in "Executive Compensation" above.

The maximum number of common shares which may be set aside for issue under the Plan is currently 1,275,000 common shares, provided that the board has the right, from time to time, to increase such number subject to the approval of our shareholders and any relevant stock exchange or other regulatory authority.  The maximum number of common shares which may be reserved for issuance to any one person under the plan is 5% of the common shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any options for services or any other stock option plans.  Any common shares subject to an option, which are not exercised, will be available for subsequent grant under the Plan.  The option price of any common shares cannot be less than the closing sale price of such shares quoted on any trading system or on such stock exchange in Canada on which the common shares are listed and posted for trading as may be selected for such purpose by the board of directors, on the day immediately preceding the day upon which the grant of the option is approved by the board of directors.

Options granted under the Plan may be exercised during a period no exceeding five years, subject to earlier termination upon the optionee ceasing to be an Eligible Individual, or, in accordance with the terms of the grant of the option.  The options are non-transferable and non-assignable except between an Eligible Individual and a related corporation controlled by such Eligible Individual upon the consent of the board of directors.  The Plan contains provisions for adjustment in the number of shares issuable there under in the event of subdivision, consolidation, reclassification, reorganization or change in the number of common shares, a merger or other relevant change in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the Plan or may terminate the Plan at any time. The Company is seeking shareholder approval to amend the Plan to, among other things, increase the maximum aggregate number of common shares reserved for issuance under the Plan, to an amount equal to 20% of the 24,232,559 issued and outstanding common shares (4,846,512 common shares) of the Company.

The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

Overview of How the Compensation Program Fits with Compensation Goals

The compensation package is designed to meet the goal of attracting, holding and motivating key talent in a highly competitive oil and gas exploration environment through salary and providing an opportunity to participate in the Company’s growth through stock options. Through the grant of stock options, if the price of the Company shares increases over time, both the Named Executive Officer and shareholders will benefit.

Summary Compensation Table (CDN$)

The following table provide information for the three most recently completed financial years ended August 31, 2009, 2008 and 2007 regarding compensation earned by Sandra J. Hall the former President and Chief Executive Officer of the Company.

					Non-equity Incentive Plan Compensation
Name and Principal Position (1)	Year	Salary	Share Based Awards	Option Based Awards	Annual Incentive Plans	Long Term Incentive Plans	Pension Value	All Other Compen- sation(2)	Total Compen- sation
		($)	($)	($)	($)	($)	($)	($)	($)
Sandra J. Hall, Chief Executive Officer,	2009	$18,000	0	0	0	0	0	200	$18,200
President and	2008	$12,000	0	0	0	0	0	200	$12,200
Director	2007	$12,000	0	0	0	0	0	100	$12,100

Notes:

(1)	Sandra J. Hall has been the acting Chief Financial Officer for each of the years in this chart.
(2)	Accrued on account of directors fees at a rate of $100 per meeting.

Incentive Plan Awards

There are no incentive plan awards outstanding for any of the Named Executive Officers as of August 31, 2009.

Pension Plan Benefits

The Company does not currently provide pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

The Company does not currently have executive employment agreements in place with any of its Named Executive Officers.

The Company has no compensatory plan, contract or arrangement where a named executive officer or director is entitled to receive compensation in the event of resignation, retirement, termination, change of control or a change in responsibilities following a change in control.

Director Compensation

Each director of the Company is entitled to receive the sum of $100 for each meeting of the directors or shareholders attended. During the fiscal year ended August 31, 2009 no amount was paid by the Company with respect to such fees.

Retirement Policy for Directors

The Company does not have a retirement policy for its directors.

Directors’ and Officers’ Liability Insurance

The Company does not maintain directors’ and officers’ liability insurance.

CORPORATE GOVERNANCE

The Canadian Securities Administrators in National Instrument 58-101 ("NI 58-101") have adopted guidelines for effective corporate governance which address the constitution and independence of boards, the functions to be performed by boards and their committees and the recruitment, effectiveness and education of board members. A description of our corporate governance practices is set out below, including a discussion of the principal matters relating to corporate governance practices discussed in NI 58-101.

Corporate governance refers to the manner in which a board of directors oversees the management and direction of a corporation.  Governance is not a static issue, and must be judged from time-to-time based on the evolution of a corporation with respect to its size and the nature or its business, and upon the changing standards of the community.  Not all corporate governance systems are alike.  The Company's approach has been developed with respect to the Company's growth and current status.  The composition of the Board is reviewed on an annual basis by the full Board and management of the Company.

In reviewing the issue of corporate governance, the Board has determined to perform the function as an entire Board.  Their mandate was to consider corporate governance matters and make recommendations consistent with the Company's position and size as a junior oil and gas Company.  The resulting approach to corporate governance adopted by the Company's Board reflects these recommendations and recognizes the responsibility of the Board for the stewardship of the Company.  Through regular review at quarterly meetings, the Company's Board will continue to examine these issues in light of the Company's development in the oil and gas exploration and exploitation business.

Most matters requiring approval of the Board of the Company were approved by written resolutions signed by all members of the Board, with detailed information being circulated to all members of the Board beforehand.  Any member of the Board may request a formal meeting of the Board in the event that such director considers that the subject matter of a particular resolution requires full Board discussion.  While it is standard practice for the Company's Board to pass written resolutions in lieu of holding formal meetings in person, the Board of Directors held two (2) formal meetings during fiscal 2009.

The information required to be disclosed by NI 58-101 is set out in Schedule "A" attached to this Information Circular.

AUDIT COMMITTEE

The mandate of the Audit Committee is formalized in a written charter.  The members of the audit committee of the board are William Jarvis, Milton Klyman (Chair) and Sandra Hall. Based on his professional certification and experience, the board has determined that Milton Klyman is an Audit Committee Financial Expert and that William Jarvis and Sandra Hall are financially literate. The audit committee's primary duties and responsibilities are to serve as an independent and objective party to monitor our financial reporting process and control systems, review and appraise the audit activities of our independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the board of directors for financial reporting and control matters including investigating fraud, illegal acts or conflicts of interest.

The Audit Committee held two (2) formal meetings in person or via conference call during fiscal 2009.

All information required to be disclosed by Multilateral Instrument 52-110 – Audit Committees is attached to this Information Circular as Schedule "B".

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Board of the Company is currently comprised of three (3) directors, and the number of directors has been increased to four (4) directors to be elected at the Meeting.

UNLESS OTHERWISE SPECIFIED, THE PERSONS NAMED IN THE ACCOMPANYING PROXY INTEND TO VOTE FOR THE ELECTION OF ALL FOUR (4) NOMINEES.  MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR, BUT IF THAT SHOULD OCCUR FOR ANY REASON PRIOR TO THE MEETING, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS IN PLACE OF ANY NOMINEE(S) UNABLE TO SERVE. EACH DIRECTOR ELECTED WILL HOLD OFFICE UNTIL THE CLOSE OF THE FIRST ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY FOLLOWING HIS ELECTION UNLESS HIS OFFICE IS EARLIER VACATED IN ACCORDANCE WITH THE BY-LAWS OF THE COMPANY.

Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected.  The following table and the notes thereto set out the name as well as the country and province and/or state of residence of each person proposed to be nominated for election as a director, his or her current position and office with the Company, his or her present principal occupation, business or employment, the date on which he or she was first elected or appointed a director of the Company and the approximate number of common shares beneficially owned, or controlled or directed, directly or indirectly, which is in each instance based on information furnished by the person concerned as of the date of this Information Circular.

Name and Residence	Present Position(s) with the Company	Director Since	Principal Occupation	Common Shares Beneficially Owned Directly or Indirectly(1)
Sandra J. Hall(2 Ajax, Ontario	Chief Executive Officer, President and Director	August, 2000	Businesswoman	3,900,000	(4)
James Cassina Nassau, Bahamas	N/A	Nominee	Businessman	6,032,523	(5)
Milton Klyman(2)(3) Toronto, Ontario	Director	August, 2000	Self Employed Financial Consultant	50,000	(6)
William Jarvis(2)(3) Belleville, Michigan	Director	July, 2005	Independent Consulting Geologist	Nil

Notes:
(1)	The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective proposed directors individually.
(2)	Member of the Audit Committee of the Company.
(3)	Member of the Compensation Committee of the Company.
(4)
Ms. Hall holds directly 1,100,000 common shares and 600,000 common share purchase warrants. Each warrant is exercisable until February 25, 2014 to purchase one common at a purchase price of $0.07 per share. Ms. Hall holds indirectly through 1407271 Ontario Inc., 2,8000,000 common shares and 1,600,000 common share purchase warrants.  Each warrant is exercisable until February 25, 2014 to purchase one common at a purchase price of $0.07 per share. Ms. Hall has voting and investment power with respect to the shares owned by 1407271 Ontario Inc.

(5)
Mr. Cassina holds directly 3,995,919 common shares and 3,995,919 common share purchase warrants. Each warrant is exercisable until February 27, 2014 to purchase one common at a purchase price of $0.07 per share. Mr. Cassina holds indirectly through Core Energy Enterprises Inc., 2,036,604 common shares and 2,036,604 common share purchase warrants.  Each warrant is exercisable until February 27, 2014 to purchase one common at a purchase price of $0.07 per share. Mr. Cassina has voting and investment power with respect to the shares owned by Core Energy Enterprises Inc.

(6)	Mr. Klyman holds 50,000 common shares and 50,000 common shares purchase warrants. Each warrant is exercisable until February 25, 2014 to purchase one common at a purchase price of $0.07 per share.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, to the best knowledge of the Company, no proposed director of the Company is, as at the date hereof, or has been within the last ten years prior to the date hereof: (a) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director of the Company was acting in the capacity as director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director of the Company ceased to be a director, chief executive officer or chief financial officer of that company and which resulted from an event that occurred while that person was acting in such capacity; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Sandra J. Hall was President of EnerNorth Industries Inc. (“EnerNorth”), a company engaged in oil and gas exploration, development and production, from July 1, 2002 to March 21, 2007 and had been a Director of EnerNorth from December 1997 to March 21, 2007 and Secretary from July 1998 to March 21, 2007.  On March 20, 2007 EnerNorth filed an Assignment in Bankruptcy under the Bankruptcy and Insolvency Act (Canada).

James Cassina was Chairman of the Board of EnerNorth from July 1, 2002 to March, 2007, and had been a Director of EnerNorth from 1996 to March 21, 2007, and President and Chief Executive Officer from July 22, 1998 to June 30, 2002.  On March 20, 2007 EnerNorth filed an Assignment in Bankruptcy under the Bankruptcy and Insolvency Act (Canada).

Mr. Klyman had been a Director of EnerNorth from December 1997 to September 2000.  Mr. Klyman was re-appointed a director of the EnerNorth in April 2001 until March 21, 2007.  On March 20, 2007 EnerNorth filed an Assignment in Bankruptcy under the Bankruptcy and Insolvency Act (Canada).

To the knowledge of the Company, no proposed director of the Company: (a) has been subject to any penalties or sanctions imposed by a court relating to securities or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory; or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director of the Company.

To the knowledge of the Company, no proposed director of the Company is, or has within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Appointment of Auditors

Schwartz Levitsky Feldman LLP, Chartered Accountants, of Toronto, Ontario are the current auditors of the Company and were first appointed auditors of the Company in 2007.  Shareholders of the Company will be asked at the Meeting to reappoint Schwartz Levitsky Feldman LLP, Chartered Accountants, of Toronto, Ontario, as the Company's auditors to hold office until the close of the next annual meeting of Shareholders of the Company, and to authorize the directors of the Company to fix the auditors' remuneration.

UNLESS OTHERWISE SPECIFIED, THE PERSONS NAMED IN THE ACCOMPANYING PROXY INTEND TO VOTE FOR THE APPOINTMENT OF SCHWARTZ LEVITSKY FELDMAN LLP, CHARTERED ACCOUNTANTS AS AUDITORS OF THE COMPANY UNTIL THE CLOSE OF THE NEXT ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND FOR THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION.

Financial Statements

Accompanying these materials is a copy of the audited consolidated financial statements of the Company for the financial period ended August 31, 2009, together with the auditors' report thereon.  The directors will lay before the Meeting the said audited financial statements and auditors' report, receipt of which by the Meeting will not constitute approval or disapproval of any matters referred to therein.

Amendment to the Company’s Stock Option Plan

The Meeting has been called in part, to consider and if thought advisable, to approve an amendment to the Company's Stock Option Plan (the "Plan") to, among other things, increase the maximum aggregate number of common shares reserved for issuance under the Plan, to an amount equal to 20% of the 24,232,559 issued and outstanding shares common shares (4,846,512 common shares) of the Company and to comply with all applicable regulatory authorities.

The Plan of the Company is administered by the Compensation Committee. The Plan is designed to give each holder of an option an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current and future performance. Employees, officers and consultants of the Company (and its affiliates designated by the Compensation Committee) are eligible as determined by the Compensation Committee to participate in the Plan. The Compensation Committee considers option grants when reviewing key employee compensation packages. Any grant recommendations made by the Compensation Committee requires approval by the Board of Directors of the Company. In determining the number of options to be granted, the Compensation Committee gives consideration to the individual’s present and potential contribution to the success of the Company.

The number of options, which may be issued under the Plan in the aggregate and in respect of any fiscal year, is limited under the terms of the Plan and cannot be increased without shareholder and regulatory approval. The exercise price per share is not less than the closing price of the Common Shares on the trading day preceding the day on which the option is granted.  Each option is for a term of not more than five years. The vesting period of options is at the discretion of the Compensation Committee.  Options are not transferable or assignable other than by will or other testamentary instrument or the laws of succession. The Company’s Compensation Committee may also impose other terms and conditions respecting such options as it considers appropriate or necessary.

It is currently proposed to amend the Plan to increase the maximum aggregate number of shares issuable under the Plan, to 4,846,512 common shares, an amount equal to 20% of the 24,232,559 issued and outstanding common shares of the Company. The amendment is subject to the approval of applicable regulatory authorities. The Board may at any time by resolution amend or terminate the Plan, but any amendment or termination affecting the terms and conditions of options previously granted under the Plan will require the written consent of the option holders.

The foregoing summary is subject to the specific provisions of the amended Plan, a copy which is annexed hereto as Schedule "C".

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution in the following form:

"BE IT RESOLVED as an ordinary resolution of the Shareholders of the Company that:

1.	The amended Plan (the "Amended Plan") of the Company, on the terms described in the Circular of the Company be and the same is hereby ratified, confirmed and approved; and

2.
Any one director or officer of the Company be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution.

It is the intention of management to vote the proxies in the accompanying form in favour of the Amended Plan Resolution.

Advance Approval of Issuance of Common Shares

Management of the Company is continuing to evaluate potential acquisitions and exploration and development opportunities to complement the existing operations of the Company and to enhance future growth. In furtherance of acquisitions and or to provide working capital, the Company may be required to raise additional capital by way of private placements, acquisitions or equity credit lines with or without combined possible debt financing.

The Company will be seeking at the Meeting advance shareholder approval for share issuances by the Company, pursuant to private placements, acquisitions or equity credit lines. The Company proposes that the advance approval being sought be restricted to a maximum of 100% of the number of common shares issued and outstanding at the date of this Circular, being 24,232,559 common shares.

Any proposed transaction proceeded with by the Company under the advance approval may be subject to regulatory approval and to the following additional guidelines:

(a)	It must be completed within a twelve month period following the date the shareholder approval is given; and

(b)	It must comply with the requirements and relevant private placement pricing rules of applicable regulatory authorities.

The Board of Directors of the Company do not necessarily intend to issue the entire number of common shares authorized pursuant to the proposed resolution.  A proposed transaction may be negotiated, and, if the directors consider the terms reasonable in the circumstances and if the directors consider that the transaction enhances the Company’s operations, closed accordingly.

Shareholders of the Company will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of an ordinary resolution, the issuance by the Company during the twelve months following the Meeting, pursuant to private placements, acquisitions or equity credit lines, of a maximum of 100% of the number of common shares issued and outstanding at the date of this Circular, currently being 24,232,559 common shares, at such price or prices and on such terms as the Board of Directors of the Company considers appropriate, subject to the restrictions referred to above.

The text of the ordinary resolution which Management intends to place before the Meeting for the approval is as follows:

"BE IT RESOLVED as an ordinary resolution of the Company that:

1.
The Company be and is hereby authorized to issue during the twelve months following the Meeting, pursuant to private placements, acquisitions or equity credit lines, a maximum of 24,232,559 common shares at such price or prices and on such terms as the board of directors of the Company considers appropriate, subject to the restrictions described in the management information circular of the Company dated January 11, 2010 distributed in connection with the Meeting.

2.
The directors of the Company are hereby authorized, in their discretion, to revoke this resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Company."

In the absence of contrary directions, Management intends to vote proxies in favour of this ordinary resolution.

Approval to Adjust the Number of Common Shares

As indicated above, management of the Company is continuing to evaluate potential acquisitions and exploration and development opportunities to complement the existing operations of the Company and to enhance future growth. In furtherance of these various initiatives that may be available to the Company, the Company may be required to adjust the existing capital structure, by changing number of common shares issued and outstanding.   A capital structure change of this nature could require a reduction in the number of issued common shares by share consolidation (a "Consolidation"), or an increase in the number of issued common shares by share split (a "Split").  In either event, if acted upon by the Company, a Consolidation or a Split would impact each shareholder identically in respect of the resulting number of common shares outstanding.

The Company will be seeking at the Meeting advance shareholder approval for any proposed Consolidation or Split that may be required, within the parameters contained in the special resolution set out below. The Company proposes that the advance approval being sought be restricted under any Consolidation to a maximum of up to 1/4 of the number of common shares issued and outstanding at the date of  implementing any Consolidation, and under the Split to a maximum of up to 4 times the number of common shares issued and outstanding at the date of  implementing any Split.

To consolidate or divide the common shares of the Corporation, the articles of the Corporation must be amended.  Such an amendment must be authorized by a special resolution of shareholders.  Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of a special resolution, an amendment to the articles of the Corporation: (i) in the case of a Consolidation to consolidate the issued and outstanding common shares of the Corporation resulting in up to four (4) issued and outstanding common shares being consolidated for one (1) post consolidated share; and (ii) in the case of a Split to split the issued and outstanding common shares of the Corporation resulting in each one (1) issued and outstanding common share being split for up to four (4) post split shares.  No fractional common shares of the Corporation will be issued in connection with the Consolidation or the Split and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such Consolidation or Split, the number of common shares of the Corporation to be received by such shareholder shall be rounded up to the nearest whole number of common shares.

The text of the special resolution shareholders will be asked to approve is as follows:

1.
In the event the Company proceeds with a Consolidation, the articles of the Company be amended to consolidate the issued and outstanding common shares of the Company by changing each one of the issued and outstanding common shares of the Company to up to one-fourth (1/4) of a common share of the Company.

2.
In the event the Company proceeds with a Split, the articles of the Company be amended to split the issued and outstanding common shares of the Company by changing each one of the issued and outstanding common shares of the Company to up to four (4) common shares of the Company.

3.
No fractional common shares of the Company shall be issued in connection with the Consolidation or the Split and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such Consolidation or Split, the number of common shares of the Company to be received by such shareholder shall be rounded up to the nearest whole number of common shares.

4.
Any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver, or cause to be delivered, articles of amendment of the Company, as required pursuant to the Business Corporations Act (Ontario), and to do all such other acts or things necessary or desirable to implement, carry out and give effect to the aforesaid amendment to the articles of the Company.

5.
The directors of the Company are hereby authorized, in their discretion, to amend this resolution so that if the Consolidation is implemented the Consolidation shall be less than one common share consolidated into one-fifth of a common share, or if the Split is implemented the Split shall be less than one common share split into five common shares, or otherwise to revoke this special resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Company.

To be approved, the special resolution must be passed by at least two-thirds of the votes cast by shareholders at the Meeting in respect of this special resolution, and approved by applicable regulatory and exchange authorities.

Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the special resolution.

Proposed Name Change of the Company

In the event the Company determines it is in the best interests of the Company to implement either the Consolidation or the Split, the Company will need to change its name.  In such a case the proposed name for the Company is “Eagleford Industries Inc.” or such other name as may be approved by the Board of the Company and applicable regulatory and exchange authorities.

To change the name, the articles of the Company must be amended.  Such an amendment must be authorized by a special resolution of shareholders.  Shareholders of the Company will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of a special resolution, an amendment to the articles of the Company to change the name of the Company to “Eagleford Industries Inc.” or such other name as may be approved by the Board of the Company and applicable regulatory and exchange authorities.

Accordingly, management is seeking the approval of the shareholders to change the name of the Company in conjunction with a Consolidation or a Split. Such name change requires the approval of the shareholders, and applicable regulatory and exchange authorities of the Company by way of a special resolution, being a resolution passed by a majority of not less than 2/3 of the votes cast by shareholders at the Meeting. The following is the text of the proposed special resolution to be put forth by management at the Meeting:

Be it resolved as a special resolution of the Company that:

1.
The articles of the Company be amended to change the name of the Company from " Eagleford Energy Inc." to " Eagleford Industries Inc.” or such other name as approved by the Board of the Company and applicable regulatory and exchange authorities.

2.
Any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver, or cause to be delivered, articles of amendment of the Company, as required pursuant to the Business Corporations Act (Ontario), and to do all such other acts or things necessary or desirable to implement, carry out and give effect to the said change of name.

3.
The directors of the Company are hereby authorized, in their discretion, to delay or revoke this special resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Company.

To be approved, the special resolution must be passed by at least two-thirds of the votes cast by shareholders at the Meeting in respect of this special resolution, and approved by applicable regulatory and exchange authorities.

Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the special resolution.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the fiscal year ended August 31, 2009, no loans were made by the Company to any senior officer, director or proposed nominee for election as a director or any key employee of the Company, or any of their respective associates, for any reason whatsoever.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not to any substantial degree performed by those other than by the directors or executive officers of the Company or subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed person of the Company, proposed director of the Company nor any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of the Company's financial year-ended August 31, 2009 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting of Shareholders. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (sedar) at www.sedar.com.  Readers can also access and view the public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. The Company’s United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (edgar) at www.sec.gov.

Shareholders may also contact the Company at Suite 1505, 1 King Street West, Toronto, Ontario M5H 1A1 or by telephone (416) 364-4039 to request copies of the Company’s financial statements and management’s discussion and analysis ("MD&A"). Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

APPROVAL OF INFORMATION CIRCULAR

The contents and the sending of this Information Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.  Unless otherwise specified, information contained in this Information Circular is given as of January 11, 2010.

DATED at Toronto, Ontario this 11th day of January, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF EAGLEFORD ENERGY INC.

"Sandra J. Hall"
SANDRA J. HALL
Chief Executive Officer, President and Director

SCHEDULE "A"

EAGLEFORD ENERGY INC.
(the "Company")
FORM 58-101F2

CORPORATE GOVERNANCE DISCLOSURE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"), the Company is required and hereby discloses its corporate governance practices as of the date of this Information Circular.

Board of Directors

The mandate of our board of directors, prescribed by the Business Corporations Act (Ontario), is to manage or supervise the management of our business and affairs and to act with a view to our best interests. In doing so, the board oversees the management of our affairs directly and through its committees.

The current terms of each of our directors began on August 10, 2000 except for Mr. Jarvis who was appointed on July 21, 2005. Our directors serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Our sole executive officer was appointed by our Board of Directors to serve until the earlier of her resignation or removal, with or without cause by the directors. There was no compensation paid by us to our directors during the fiscal year ended August 31, 2009 for their services in their capacity as directors or any compensation paid to committee members.

As of August 31, 2009 our board of directors consists of three directors, two of which are "independent directors" in that they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors ability to act with a view to our best interests, other than interests and relationships arising from shareholding".  The independent directors are Milton Klyman and William Jarvis.  It is our practice to attempt to maintain a diversity of professional and personal experience among our directors.

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  The Company holds meetings as required, at which the opinions of the independent directors are sought and duly acted upon for all material matters relating to the Company.

Directorships

The following directors of ours are directors of other Canadian or United States reporting issuers as follows:

Milton Klyman	Bonanza Blue Corp. and Western Troy Capital Resources Inc.
James Cassina	Single Touch Systems Inc.

Board and Committee Meetings

The board of directors has met at least once annually or otherwise as circumstances warrant to review our business operations, corporate governance and financial results.  The table below reflects the attendance of each director of ours at each Board and committee meeting of the Board during the fiscal year ended August 31, 2009.

Name	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Petroleum and Natural Gas Committee Meetings	Disclosure Committee Meetings
Milton Klyman	2	2	1	Nil	Nil
William Jarvis	2	2	1	Nil	Nil
Sandra Hall	2	1	Nil	Nil	Nil

Board Mandate

The Board assumes responsibility for stewardship of the Company, including overseeing all of the operation of the business, supervising management and setting milestones for the Company. The Board reviews the statements of responsibilities for the Company including, but not limited to, the code of ethics and expectations for business conduct.

The Board approves all significant decisions that affect the Company and its subsidiaries and sets specific milestones towards which management directs their efforts.

The Board ensures, at least annually, that there are long-term goals and a strategic planning process in place for the Company and participates with management directly or through its committees in developing and approving the mission of the business of the Company and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Company's business. The strategic planning process is carried out at each Board meeting where there are regularly reviewed specific milestones for the Company.

The strategic planning process incorporates identifying the main risks to the Company's objectives and ensuring that mitigation plans are in place to manage and minimize these risks. The Board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. The Board appoints senior management.

The Company adheres to regulatory requirements with respect to the timeliness and content of its disclosure. The Board approves all of the Company's major communications, including annual and quarterly reports and press releases. The Chief Executive Officer authorizes the issuance of news releases. The Chief Executive Officer is generally the only individual authorized to communicate with analysts, the news media and investors about information concerning the Company.

The Board and the audit committee of the Company (the "Audit Committee") examines the effectiveness of the Company's internal control processes and information systems.

The Board as a whole, given its small size, is involved in developing the Company's approach to corporate governance. The number of scheduled board meetings varies with circumstances. In addition, special meetings are called as necessary. The Chief Executive Officer establishes the agenda at each Board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda. Each director has the ability to raise subjects that are not on the agenda at any board meeting. Meeting agendas and other materials to be reviewed and/or discussed for action by the Board are distributed to directors in time for review prior to each meeting. Board members have full and free access to senior management and employees of the Company.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board or the Chief Executive Officer.  The Board is currently of the view that the respective corporate governance roles of the Board and management, as represented by the Chief Executive Officer, are clear and that the limits to management's responsibility and authority are well-defined.

Each of the Audit Committee, Compensation Committee, Disclosure Committee and a Petroleum and Natural Gas Committee have a chair and a mandate.

Orientation and Continuing Education

We have developed an orientation program for new directors including a director’s manual ("Director’s Manual") which contains information regarding the roles and responsibilities of the board, each board committee, the board chair, the chair of each board committee and our president. The Director’s Manual contains information regarding its organizational structure, governance policies including the Board Mandate and each Board committee charter, and our code of business conduct and ethics. The Director’s Manual is updated as our business, governance documents and policies change. We update and inform the board regarding corporate developments and changes in legal, regulatory and industry requirements affecting us.

Ethical Business Conduct

We have adopted a written code of business conduct and ethics (the "Code") for our directors, officers and employees. The board encourages following the Code by making it widely available. It is distributed to directors in the Director’s Manual and to officers, employees and consultants at the commencement of their employment or consultancy.  The Code reminds those engaged in service to us that they are required to report perceived or actual violations of the law, violations of our policies, dangers to health, safety and the environment, risks to our property, and accounting or auditing irregularities to the chair of the Audit Committee who is an independent director of ours. In addition, to requiring directors, officers and employees to abide by the Code, we encourage consultants, service providers and all parties who engage in business with us to contact the chair of the Audit Committee regarding any perceived and all actual breaches by our directors, officers and employees of the Code. The chair of our Audit Committee is responsible for investigating complaints, presenting complaints to the applicable board committee or the board as a whole, and developing a plan for promptly and fairly resolving complaints. Upon conclusion of the investigation and resolution of a complaint, the chair of our Audit Committee will advise the complainant of the corrective action measures that have been taken or advise the complainant that the complaint has not been substantiated. The Code prohibits retaliation by us, our directors and management, against complainants who raise concerns in good faith and requires us to maintain the confidentiality of complainants to the greatest extent practical. Complainants may also submit their concerns anonymously in writing. In addition to the Code, we have an Audit Committee Charter and a Policy of Procedures for Disclosure Concerning Financial/Accounting Irregularities.

Since the beginning of our most recently completed financial year, no material change reports have been filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code. The board encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs. Directors are required to abide by the Code and expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere. The board is required by the Board Mandate to satisfy our CEO and other executive officers are acting with integrity and fostering a culture of integrity throughout the Company. The board is responsible for reviewing departures from the Code, reviewing and either providing or denying waivers from the Code, and disclosing any waivers that are granted in accordance with applicable law. In addition, the board is responsible for responding to potential conflict of interest situations, particularly with respect to considering existing or proposed transactions and agreements in respect of which directors or executive officers advise they have a material interest. The Board Mandate requires that directors and executive officers disclose any interest and the extent, no matter how small, of their interest in any transaction or agreement with us, and that directors excuse themselves from both board deliberations and voting in respect of transactions in which they have an interest. By taking these steps the board strives to ensure that directors exercise independent judgment, unclouded by the relationships of the directors and executive officers to each other and us, in considering transactions and agreements in respect of which directors and executive officers have an interest.

Nomination of Directors

The Board has not appointed a nominating committee and does not believe that such a committee is warranted at the present time. The entire Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and officers. The Board generally looks for the nominee to have direct experience in the oil and gas business and significant public company experience. The nominee must not have a significant conflicting public company association.

Compensation

The Board determines director and executive officer compensation by recommendation of the Compensation Committee. The Company's Compensation Committee reviews the amounts and effectiveness of compensation. Each of the members of the Compensation Committee are independent. The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors.

The Compensation Committee convenes at least once annually to review director and officer compensation and status of stock options. The Compensation Committee also responds to requests from management and the Board to review recommendations of management for new senior employees and their compensation. The Compensation Committee has the power to approve and/or amend these recommendations.

The Company has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Company's most recently completed financial year.

Committees of the Board

Our board of directors discharges its responsibilities directly and through committees of the board of directors, currently consisting of an Audit Committee, Compensation Committee, Disclosure Committee and a Petroleum and Natural Gas Committee.

Each of the Audit Committee, Disclosure Committee and the Petroleum and Natural Gas Committee consists of a majority of independent directors, while the Compensation Committee consists of independent directors.  Each Committee has a specific mandate and responsibilities, as reflected in the charters for each committee.

Audit Committee

The mandate of the Audit Committee is formalized in a written charter.  The members of the audit committee of the board are William Jarvis, Milton Klyman (Chair) and Sandra Hall. Based on his professional certification and experience, the board has determined that Milton Klyman is an Audit Committee Financial Expert and that William Jarvis and Sandra Hall are financially literate. The audit committee's primary duties and responsibilities are to serve as an independent and objective party to monitor our financial reporting process and control systems, review and appraise the audit activities of our independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the board of directors for financial reporting and control matters including investigating fraud, illegal acts or conflicts of interest.

Compensation Committee

The mandate of the Compensation Committee is formalized in a written charter. The members of the compensation committee of the Board are William Jarvis and Milton Klyman (Chair).  The Compensation Committee is comprised entirely of independent directors. Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each individual director and officer. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

Disclosure Committee

The mandate of the Corporate Governance Committee is formalized in a written charter. The members of the corporate governance committee of the board are Milton Klyman, William Jarvis and Sandra Hall (Chair).  The Committee's duties and responsibilities include, but are not limited to, review and revise our controls and other procedures ("Disclosure and Controls Procedures") to ensure that (i) information required by us to be disclosed to the applicable regulatory authorities and other written information that we will disclose to the public is reported accurately and on a timely basis, and (ii) such information is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure; assist in documenting and monitoring the integrity and evaluating the effectiveness of the Disclosure and Control Procedures; the identification and disclosure of material information about us, the accuracy completeness and timeliness of our financial reports and all communications with the investing public are timely, factual and accurate and are conducted in accordance with applicable legal and regulatory requirements.

Petroleum and Natural Gas Committee

The members of the petroleum and natural gas committee of the Board are Milton Klyman, Sandra Hall and William Jarvis (Chair).  The Petroleum and Natural Gas Committee has the responsibility of meeting with the independent engineering firms commissioned to conduct the reserves evaluation on our oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management.  Specifically, the Petroleum and Natural Gas Committee’s responsibilities include, but are not limited to, a review of management’s recommendations for the appointment of independent engineers, review of the independent engineering reports and considering the principal assumptions upon which such reports are based, appraisal of the expertise of the independent engineering firms retained to evaluate our reserves, review of the scope and methodology of the independent engineers’ evaluations, reviewing any problems experienced by the independent engineers in preparing the reserve evaluation, including any restrictions imposed by management or significant issues on which there was a disagreement with management and a review of reserve additions and revisions which occur from one report to the next.

Assessments

The board assesses, on an annual basis, the contributions of the board as a whole, the Audit Committee and each of the individual directors, in order to determine whether each are functioning effectively. The board monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.  The Audit Committee will annually review the Audit Committee Charter and recommend, if any, revisions to the board as necessary.

SCHEDULE "B"

EAGLEFORD ENERGY INC.
(the "Company")

FORM 52-110F2
AUDIT COMMITTEE DISCLOSURE

Audit Committee Charter

The responsibilities and duties of the audit committee (the "Audit Committee") of the board of directors of the Company (the "Board") are set out in the Audit Committee’s charter (the "Charter"), the text of which is set forth in Appendix "1" to this Schedule "B".

Composition of the Audit Committee

The members of the audit committee of the board are William Jarvis, Milton Klyman (Chairman) and Sandra Hall. Based on his professional certification and experience, the board has determined that Milton Klyman is an Audit Committee Financial Expert and that William Jarvis and Sandra Hall are financially literate. The audit committee's primary duties and responsibilities are to serve as an independent and objective party to monitor our financial reporting process and control systems, review and appraise the audit activities of our independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the board of directors for financial reporting and control matters including investigating fraud, illegal acts or conflicts of interest.

Relevant Education and Experience of Audit Committee Members

Milton Klyman is the Chairman of the Audit Committee.  He is a self-employed financial consultant and has been a Chartered Accountant since 1952.  Milton Klyman is a Life Member of the Institute of Chartered Accountants of Ontario, a Life member of the Canadian Institute of Mining Metallurgy and Petroleum and a Fellow of the Institute of Chartered Secretaries and Administrators.

William Jarvis is a self employed exploration consultant. Mr. Jarvis has served as a director and held various positions with public companies.

Sandra Hall has served as a director and held various executive positions with a number of public companies over the past thirteen years. Prior to that Ms. Hall worked for a corporation that provided accounting and corporate services for numerous public and private companies.

Reliance on Certain Exemption

Since the commencement of the Company's most recently completed financial year, the Company has not relied upon any of the exemptions contained in the following provisions of MI 52-110: (i) Section 2.4 (De Minimis Non-audit Services); (ii) Section 3.2 (Initial Public Offerings); (iii) Section 3.4 (Events Outside Control of Member); (iv) Section 3.5 (Death, Disability or Resignation of Audit Committee Member); and (v) Part 8 (Exemptions).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of the Company's most recently completed financial year, the Company has not relied upon any of the exemptions contained in the following provisions of MI 52-110: (i) Subsection 3.3(2) (Controlled Companies); and (ii) Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

B-1

Reliance on Section 3.8

Since the commencement of the Company's most recently completed financial year, the Company has not relied upon the exemption in Section 3.8 (Acquisition of Financial Literacy) of MI 52-110.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, no recommendations were made by the Audit Committee to nominate or compensate an external auditor.

Pre-approval Policies and Procedures

The policies and procedures adopted by the Audit Committee in respect of the engagement of the Company’s auditors in respect of non-audit services, being services other than audit services, is described under the heading "Responsibilities and Powers" in the Charter.

External Auditor Service Fees (By Category)

The aggregate fees billed for professional fees rendered by Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2009 and August 31, 2008 are as follows:

Nature of Services	Fees Paid to Auditor in Year-ended August 31, 2009		Fees Paid to Auditor in Year-ended August 31, 2008
Audit Fees(1)	$18,000		$19,000
Audit-Related Fees(2)	$31,249	(5)	Nil
Tax Fees(3)	Nil		$5,800
All Other Fees(4)	Nil		Nil
TOTALS	$49,249		$24,800

Notes:
(1)
"Audit Fees" include fees necessary to perform the annual audit and any quarterly reviews of the Company's financial statements management discussion and analysis.  This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.  This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)
"Audit-Related Fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in "Audit Fees".

(3)	"Tax Fees" include fees for all professional services rendered by the Company's auditors for tax compliance, tax advice and tax planning.
(4)	"All Other Fees" include all fees for products and services provided by the Company's auditors not included in "Audit Fees", "Audit-Related Fees" and "Tax Fees".
(5)
Included in Audit-Related Fees are fees of $31,249 from the Company’s former auditor BDO Dunwoody LLP for review of the Company’s Registration Statement with the United States Securities and Exchange Commission on Form 20-F.

It is the policy of the Audit Committee that all audit and non-audit services are pre-approved prior to engagement.  Before the initiation of each audit, the principal accountant submits a budget of the expected range of expenditures to complete their audit engagement (including Audit Fees and Tax Fees) to the Audit Committee for approval. In the event that the principal accountant exceeds these parameters, the individual auditor is expected to communicate to management the reasons for the variances, so that such variances can be ratified by the Audit Committee. As a result, 100% of expenditures within the scope of the noted budget are approved by the Audit Committee.

During fiscal 2009 and 2008 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

Exemption

The Company is relying upon the exemption set forth in Section 6.1 (Part 3 – Composition of the Audit Committee) of MI 52-110 which allows for an exemption of venture issuers from the requirement that all members of its audit committee be independent.

B-2

APPENDIX 1

EAGLEFORD ENERGY INC.
(the "Company")

AUDIT COMMITTEE CHARTER

This Charter was approved by the Board of Directors of the Company on May 28, 2009 and replaces all previous audit committee charters, terms of reference or other similar documents prescribing the procedures, powers and duties of the Audit Committee.

Audit Committee Charter

This Audit Committee Charter (the "Charter") has been adopted by the Board of Directors (the "Board") of Eugenic Corp. (the "Company").  The Audit Committee of the Board (the "Committee") will review and reassess this charter annually and recommend any proposed changes to the Board for approval.  The Audit Committee’s primary duties and responsibilities are to:

•
Oversee (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence.

•	Serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems.
•	Review and appraise the audit activities of the Company’s independent auditors and the internal auditing functions.
•	Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters.

Role and Independence: Organization

The Committee assists the Board on fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, internal control and financial reporting practices of the Company.  It may also have such other duties as may from time to time be assigned to it by the Board.

The Audit Committee is to be comprised of at least three directors.  The majority of this Committee must be independent from management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members shall, to the satisfaction of the Board, be financially literate (i.e. will have the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto), and at least one member shall have accounting or related financial management expertise to qualify as "financially sophisticated".  A person will qualify as "financially sophisticated" is an individual who possesses the following attributes:

1.	an understanding of financial statements and generally accepted accounting principles;
2.	an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
3.
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

4.	an understanding of internal controls and procedures for financial reporting; and
5.	an understanding of audit committee functions.

The majority of the members of the Committee 7are "independent" as defined by the Securities and Exchange Commission, and the Board has determined that Mr. Klyman is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission.

The Committee members will be elected annually at the first meeting of the Board following the annual meeting of shareholders.  Each member of the Committee serves during the pleasure of the Board and, in any event, only so long as he or she is a director.

One member of the Committee shall be appointed as chair.  The chair shall be responsible for leadership of the Committee, including scheduling and presiding over meetings and making regular reports to the Board.  The chair will also maintain regular liaison with the CEO, CFO, and the lead independent audit partner.

Responsibilities and Powers

Although the Committee may wish to consider other duties from time to time, the general recurring activities of the Committee in carrying out its oversight role are described below.

•	Annual review and revision of this Charter as necessary with the approval of the Board.
•	Review and obtain from the independent auditors a formal written statement delineating all relationships between the auditor and the Company, consistent with Independence Standards Board Standard 1.
•
Recommending to the Board the independent auditors to be retained (or nominated for shareholder approval) to audit the financial statements of the Company.  Such auditors are ultimately accountable to the Board and the Committee, as representatives of the shareholders.

•	Evaluating, together with the Board and management, the performance of the independent auditors and, where appropriate, replacing such auditors.
•
Obtaining annually from the independent auditors a formal written statement describing all relationships between the auditors and the Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any relationship that may impact the objectively and the independence of the auditors and shall take, or recommend that the Board take, appropriate actions to oversee and satisfy itself as to the auditors’ independence.

•
Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

o	Bookkeeping or other services related to the accounting records or financial statements of the Company;
o	Financial information systems design and implementation;
o	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
o	Actuarial services;
o	Internal audit outsourcing services;
o	Management functions or human resources;
o	Broker or dealer, investment advisor or investment banking services;
o	Legal services and expert services unrelated to the audit; and
o	Any other services which the Public Company Accounting Oversight Board determines to be impermissible.

•	Approving any permissible non-audit engagements of the independent auditors.
•	Meeting with the auditors and management of the Company to review the scope of the proposed audit for the current year, and the audit procedures to be used, and to approve audit fees.
•
Reviewing the audited financial statements and discussing them with management and the independent auditors.  Consideration of the quality of the Company’s accounting principles as applied in its financial reporting.  Based on such review, the Committee shall make its recommendation to the Board as to the inclusion of the Company’s audited financial statement in the Company’s Annual Report to Shareholders.

•	Discussing with management and the independent auditors the quality and adequacy of and compliance with the Company’s internal controls.

•
Establishing procedures: (i) for receiving, handling and retaining of complaints received by the Company regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•	Review and discuss all related party transactions involving the Company.
•	Engaging independent counsel and other advisors if the Committee determines that such advisors are necessary to assist the Committee in carrying out its duties.
•	Publicly disclose the receipt of warning about any violations of corporate governance rules.

Authority

The Committee will have the authority to retain special legal, accounting or other experts for advise, consultation or special investigation.  The Committee may request any officer or employee of the Company, the Company’s outside legal counsel, or the independent auditor to attend a meeting of the Committee, or to meet with any member of, or consultants to, the Committee.  The Committee will have full access to the books, records and facilities of the Company.

Meetings

The Committee shall meet at least yearly, or more frequently as the Committee considers necessary.  Opportunities should be afforded periodically to the external auditor and to senior management to meet separately with the independent members of the Committee. Meetings may be with representatives of the independent auditors, and appropriate members of management, all either individually or collectively as may be required by the Chairman of the Committee.

The independent auditors will have direct access to the Committee at their own initiative.

The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.

SCHEDULE "C"

EAGLEFORD ENERGY INC.

2010 AMENDED STOCK OPTION PLAN

THIS AMENDED PLAN was approved and adopted on January 8, 2010 by the Board of Directors of the Corporation and ratified on February 9, 2010 by the shareholders of the Corporation.

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1                      Definitions.  Where used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the meanings set forth below:

(a)
"Administrator" means, initially, the President or Secretary of the Corporation and thereafter will mean such director or other senior officer or employee of the Corporation or a duly appointed committee thereof as may be designated as Administrator by the Board from time to time.

(b)	"associate" has the meaning ascribed to it in Section 1(1) of the Securities Act.

(c)
"Board" means the board of directors of the Corporation, or any duly appointed committee thereof to which the board of directors of the Corporation has delegated the power to administer and grant Options under this Plan, as constituted from time to time.

(d)	"cause" means, with respect to a particular Employee:

(i)	"cause" as such term is defined in the written employment agreement between the Corporation and the Employee; or

(ii)
in the event there is no written employment agreement between the Corporation and the Employee or "cause" is not defined in the written employment agreement between the Corporation and the Employee, the usual meaning of cause under the laws of the Province of Ontario.

(e)
"Company" unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association, or other entity other than an individual.

(f)	"Consultant" means a person, other than an Employee or Director of the Corporation, or a Company, who:

(i)	provides on a bona fide basis consulting, technical, management or other services to the Corporation or a Subsidiary of the Corporation under a written contract;

(ii)	possesses technical, business, management or other expertise of value to the Corporation or a Subsidiary of the Corporation;

(iii)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the business and affairs of the Corporation or a Subsidiary of the Corporation; and

(iv)	has a relationship with the Corporation or a Subsidiary of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

(g)	"Corporation" means Eagleford Energy Inc., and includes any successor corporation thereto.

(h)
"Director" means a director or senior officer of the Corporation or a Subsidiary of the Corporation to whom stock options may be granted in reliance on a prospectus exemption under applicable Securities Laws.

(i)
"disinterested Shareholder approval" means approval by a majority of the votes cast by all shareholders of the Corporation at a duly called and held meeting of shareholders of the Corporation, excluding votes attaching to Shares beneficially owned by:

(i)	Insiders to whom Options may be granted under this Plan; and

(ii)	associates of Insiders referred to in Section 1.1(i)(i) above.

(j)	"Effective Date" means the effective date of this Plan being February 9, 2010.

(k)	"Employee" means an individual who:

(i)
is considered an employee of the Corporation or a Subsidiary of the Corporation under the Income Tax Act (Canada) (i.e., for whom income tax, employment insurance and CPP deductions must be made at source); or

(ii)
works full-time for the Corporation or a Subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary of the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(iii)
works for the Corporation or a Subsidiary of the Corporation on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary of the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source.

(l)	"Exchange" means where the context permits, any exchange on which the Shares are or may be listed from time to time.

(m)	"Exercise Notice" means the notice respecting the exercise of an Option, in the form set out in Exhibit "I" of the Option Agreement, duly executed by the Option Holder.

(n)
"Exercise Period" means the period during which a particular Option may be exercised and, subject to earlier termination in accordance with the terms hereof, is the period from and including the Grant Date through to and including the Expiry Date.

(o)
"Exercise Price" means the price per Share at which Shares may be purchased under an Option duly granted under this Plan, as determined in accordance with Section 3.5 of this Plan and, if applicable, adjusted in accordance with Section 3.8 of this Plan.

(p)
"Expiry Date" means the date determined in accordance with Section 3.3 of this Plan and after which a particular Option cannot be exercised and is deemed to be null and void and of no further force or effect.

(q)	"Grant Date" means the date on which the Board grants a particular Option.

(r)	"Insider" means:

(i)	an Insider as defined in Section 1(1) of the Securities Act, other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; or

(ii)	an associate of an Insider, a director or senior officer of a Company that is an Insider or Subsidiary of the Corporation.

(s)	"Limit" shall have the meaning ascribed thereto in Section 3.2 of this Plan.

(t)
"Market Price" at any date in respect of the Shares shall be the closing price of such Shares on any Exchange (and if listed on more than one Exchange, then the highest of such closing prices) on the last Business Day prior to the Grant Date (or, if such Shares are not then listed and posted for trading on the Exchange, on such stock exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such Shares did not trade on such Business Day, the Market Price shall be the average of the bid and asked prices in respect of such Shares at the close of trading on such date. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

(u)	"OBCA" means the Ontario Business Corporations Act, as amended, or such other successor legislation which may be enacted, from time to time.

(v)	"Option" means an option to acquire Shares granted to a Director, Employee or Consultant pursuant to this Plan.

(w)	"Option Agreement" means an agreement, in the form substantially similar as that set out in Schedule "A" hereto, evidencing an Option granted under this Plan.

(x)
"Option Holder" means a Director, Employee or Consultant or former Director, Employee or Consultant, to whom an Option has been granted and who continues to hold an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(y)	"Plan" means this stock option plan as may be amended from time to time.

(z)	"person" means a Company or an individual.

(aa)	"Personal Representative" means:

(i)	in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of an Option Holder who, for any reason, is unable to manage his or her affairs, the individual entitled by law to act on behalf of such Option Holder.

(bb)
"Regulatory Authorities" means the Exchange and any other organized trading facilities on which the Corporation's Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation.

(cc)	"Re-Organization Event" has the meaning given in Section 3.8 of this Plan.

(dd)	"Securities Act" means the Securities Act (Ontario), as amended, or such other successor legislation as may be enacted, from time to time.

(ee)
"Securities Laws" means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject, including, without limitation, the Securities Act.

(ff)
"Share" or "Shares" means, as the case may be, one (1) or more common shares without par value in the capital stock of the Corporation as constituted on the Effective Date or, in the event of an adjustment contemplated by Section 3.8 of this Plan, such other shares or securities to which an Option Holder may be entitled upon the due exercise of an Option as a result of such adjustment.

(gg)
"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of Shares to one or more Directors, Employees or Consultants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

(hh)	"Subsidiary" means a subsidiary as interpreted in the OBCA.

(ii)	"Termination Date" means:

(i)
in the case of the resignation of the Option Holder as an Employee of the Corporation, the date that the Option Holder provides notice of his or her resignation as an Employee of the Corporation to the Corporation; or

(ii)
in the case of the termination of the Option Holder as an Employee of the Corporation by the Corporation for any reason other than death, the effective date of termination set out in the Corporation's notice of termination of the Option Holder as an Employee of the Corporation to the Option Holder; or

(iii)
in the case of the termination of the written contract of the Option Holder to provide consulting services to the Corporation, the effective date of termination set out in any notice provided by one of the parties to the written contract to the other party; or

(iv)	the effective date of termination of a Director, Employee or Consultant pursuant to an order made by any Regulatory Authority having jurisdiction to so order.

1.2                        Choice of Law.  This Plan is established under and the provisions of this Plan will be subject to and interpreted and construed in accordance with the laws of the Province of Ontario.

1.3                        Headings.  The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE II
PURPOSE AND PARTICIPATION

2.1                        Purpose.  The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants, to reward such of those Directors, Employees and Consultants as may be granted Options under this Plan by the Board from time to time for their contributions toward the long term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long term investments and proprietary interests in the Corporation.

2.2                        Participation.  The Board will, from time to time and in its sole discretion, determine those Directors, Employees, Consultants (and, when applicable, to a Company wholly owned by any such Director, Employee or Consultant), if any, to whom Options are to be granted.  The Board may only grant options to an Employee or Consultant if such Employee or Consultant is a bona fide Employee or Consultant of the Corporation or a Subsidiary of the Corporation, as the case may be.  The Board may, in its sole discretion, grant the majority of the Options to Insiders of the Corporation.  However, in no case will the grant of Options under this Plan, together with any proposed or previously existing Share Compensation Arrangement, result in (in each case, as determined on the Grant Date):

(a)	the number of Shares reserved for issuance pursuant to stock options granted to Insiders exceeding ten percent (5%) of the Corporation's issued and outstanding Shares (on a non-diluted basis);

(b)
the grant to Insiders, within any twelve (12) month period, of Options reserving for issuance a number of Shares exceeding in the aggregate ten percent (5%) of the Corporation's issued and outstanding Shares (on a non-diluted basis);

(c)
the grant to any one (1) Insider, and such Insider's associates, within any twelve (12) month period, Options reserving for issuance a number of Shares exceeding in the aggregate five percent (5%) of the Corporation's issued and outstanding Shares (on a non-diluted basis); or

(d)
the number of Shares reserved for issuance pursuant to stock options granted to any one (1) person exceeding in the aggregate five percent (5%) of the Corporation's issued and outstanding Shares (on a non-diluted basis).

Any entitlement to acquire Shares granted pursuant to this Plan or any other Share Compensation Agreement prior to the Optionee becoming an Insider shall be excluded for the purposes of calculating the limits set out in Subsections 2.2(a), (b) and (c), above.

2.3                        Notification of Grant.  Following the approval by the Board of the granting of an Option, the Administrator will notify the Option Holder in writing of the award and will enclose with such notice the Option Agreement representing the Option so granted.

2.4                        Copy of Plan.  Each Option Holder, concurrently with the notice of the award of the Option, will, upon written request, be provided with a copy of this Plan, and a copy of any amendment to this Plan will be promptly provided by the Administrator to each Option Holder.

2.5                        Limitation.  This Plan does not give any Option Holder that is a Director the right to serve or continue to serve as a Director of the Corporation, does not give any Option Holder that is an Employee the right to be or to continue to be employed by the Corporation and does not give any Option Holder that is a Consultant the right to be or continue to be retained or engaged by the Corporation as a consultant for the Corporation.

ARTICLE III
TERMS AND CONDITIONS OF OPTIONS

3.1                        Board to Issue Shares.  The Shares to be issued to Option Holders upon the exercise of Options will be previously authorized but unissued Shares in the capital stock of the Corporation.

3.2                        Number of Shares Reserved.  Subject to adjustment as provided for in Section 3.8 of this Plan and any subsequent amendment to this Plan, the number of Shares reserved for issuance and which will be available for purchase pursuant to Options granted under this Plan shall not exceed 4,846,512 Shares (the "Limit"), being 20% of the total issued and outstanding on the date of approval of the Plan.  If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of which Option expired or terminated, as the case may be, shall not be counted towards the Limit, and will again be available for the purposes of this Plan.

3.3                        Term of Option.  Subject to Section 3.4, the Expiry Date of an Option will be the date so fixed by the Board at the time the particular Option is granted, provided that such date will be no later than the fifth (5th) anniversary of the Grant Date of such Option.

3.4                        Termination of Option.  Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period.  Any Option or part thereof not exercised within the Exercise Period will terminate and become null, void and of no effect as of 5:00 p.m. (Toronto time) on the Expiry Date.  The Expiry Date of an Option will be the earlier of the date so fixed by the Board at the time the Option is granted and the date established, if applicable, in subsections (a) to (c) below:

(a)	Death of Option Holder

In the event that the Option Holder should die while he or she is still a Director (if he or she holds his or her Option as a Director), an Employee (if he or she holds his or her Option as an Employee) or a Consultant (if he or she holds his or her Option as a Consultant), the Expiry Date will be the first anniversary of the Option Holder's date of death.

(b)	Ceasing to Hold Office

In the event that the Option Holder holds his or her Option as a Director of the Corporation and such Option Holder ceases to be a Director of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the ninetieth (90th) day following the date the Option Holder ceases to be a Director of the Corporation unless the Option Holder ceases to be a Director of the Corporation as a result of:

(i)	ceasing to meet the qualifications of a director set forth in the OBCA; or

(ii)	an ordinary resolution having been passed by the shareholders of the Corporation pursuant to subsection 122 of the OBCA; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date will be the date the Option Holder ceases to be a Director of the Corporation.

(c)	Ceasing to be an Employee or Consultant

In the event that the Option Holder holds his or her Option as an Employee or Consultant of the Corporation and such Option Holder ceases to be an Employee or Consultant of the Corporation other than by reason of death, the Expiry Date of the Option will not exceed the ninetieth (90th) day following the Termination Date unless the Option Holder ceases to be:

(i)	an Employee of the Corporation as a result of termination for Cause; or

(ii)	an Employee or Consultant of the Corporation as a result of an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date will be the Termination Date.

(d)	Bankruptcy

In the event that an Option Holder commits an act of bankruptcy or any proceeding is commenced against an Option Holder under the Bankruptcy and Insolvency Act (Canada) or other applicable bankruptcy or insolvency legislation in force at the time of such bankruptcy or insolvency and such proceeding remains undismissed for a period of thirty (30) days, no Option held by such Option Holder may be exercised following the date on which such Option Holder commits such act of bankruptcy or such proceeding remains undismissed, as the case may be.

Notwithstanding anything contained in this Plan, in no case will an Option be exercisable after the tenth (10th) anniversary of the Grant Date of the Option.

3.5                    Exercise Price.  The price at which an Option Holder may purchase a Share upon the exercise of an Option (the "Exercise Price") will be determined by the Board and set forth in the Option Agreement issued in respect of such Option and, in any event, will not be less than the Market Price of the Corporation's Shares calculated as of the Grant Date.  Notwithstanding anything else contained in this Plan, in no case will the Market Price be less than the minimum prescribed by each of the organized trading facilities as would apply to the Grant Date in question.

3.6                    Additional Terms.  Subject to all applicable Securities Laws of all applicable Regulatory Authorities, the Board may attach other terms and conditions to the grant of a particular Option, such terms and conditions to be referred to in the Option Agreement at the time of grant.  These terms and conditions may include, but are not necessarily limited to, the following:

(a)	providing that an Option expires on a date other than as provided for herein;

(b)
providing that a portion or portions of an Option vest after certain periods of time or upon the occurrence of certain events, or expire after certain periods of time or upon the occurrence of certain events;

(c)
providing that an Option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile take-over bid for the Corporation; and

(d)
providing that an Option issued to, held by or exercised by an Option Holder who is a citizen or resident of the United Sates of America, and otherwise meeting the statutory requirements, be treated as an "Incentive Stock Option" as that term is defined for purposes of the United States of America Internal Revenue Code of 1986, as amended.

3.7                    Non-Transferability of Options.  The Options granted hereunder are not assignable, transferable or negotiable (whether by operation of law or otherwise) and may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by Section 4.1 of this Plan, exercise the Option within the Exercise Period.  Upon any attempt to assign, transfer, negotiate, pledge, hypothecate or otherwise dispose of or transfer an Option contrary to this Section 3.7 of this Plan, or upon the levy of any attachment or similar process upon an Option, the Option and all rights, benefits and privileges arising thereunder or therefrom, at the sole discretion and election of the Corporation, shall cease and terminate and be of no further force or affect whatsoever.

3.8                    Adjustments.  If, prior to the complete exercise of an Option, the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively, a "Re-Organization Event"), an Option, to the extent that it has not been exercised, will be adjusted by the Board in accordance with such Re-Organization Event in the manner the Board deems appropriate.  No fractional Shares will be issued upon the exercise of the Options and accordingly, if as a result of the Re-Organization Event, an Option Holder would become entitled to a fractional Share, such Option Holder will have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

3.9                    No Rights as Shareholders.  An Option Holder shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the due exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates.  Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

ARTICLE IV
EXERCISE OF OPTION

4.1                    Exercise of Option.  An Option may be exercised only by the Option Holder or the Personal Representative of the Option Holder.  Subject to the provisions of this Plan, an Option Holder or the Personal Representative of an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. (Toronto time) on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Agreement and a certified cheque or bank draft payable to "Eagleford Energy Inc. " in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2                    Issue of Share Certificates.  As soon as practicable following the receipt of the Exercise Notice and the certified cheque or bank draft referred to in Section 4.1, the Administrator will cause to be delivered to the Option Holder a certificate for the Shares so purchased.  If the number of Shares so purchased is less than the number of Shares subject to the Option Agreement, the Option Holder will surrender the Option Agreement to the Corporation and the Administrator will forward a new Option Agreement to the Option Holder concurrently with delivery of the Share certificate for the balance of Shares available under the Option.

4.3                    Condition of Issue.  The Options and the issue of Shares by the Corporation pursuant to the exercise of Options are subject to the terms and conditions of this Plan and compliance with the rules and policies of all applicable Regulatory Authorities to the granting of such Options and to the issuance and distribution of such Shares, and to all applicable Securities Laws.  The Option Holder agrees to comply with all such laws, regulations, rules and policies and agrees to furnish to the Corporation any information, reports or undertakings required to comply with and to fully cooperate with the Corporation in complying with such laws, regulations, rules and policies.  Notwithstanding any of the provisions contained in this Plan or in any Option, the Corporation's obligation to issue Shares to an Option Holder pursuant to the exercise of any Option granted under the Plan shall be subject to:

(a)
completion of such registration or other qualification of such Shares or obtaining approval of such Regulatory Authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)
the receipt from the Option Holder of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the Securities Laws of any jurisdiction; and

(d)	the satisfaction of any conditions on exercise prescribed pursuant to Section 3.6 and Article 5 of this Plan.

ARTICLE V
ADMINISTRATION

5.1                    Administration.  This Plan will be administered by the Administrator on the instructions of the Board.  The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with this Plan as it may deem necessary or advisable for the proper administration and operation of this Plan and such regulations will form part of this Plan.  The Board may delegate to the Administrator or any director or other senior officer or employee of the Corporation such administrative duties and powers as it may see fit.

5.2                    Board Powers.  The Board shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of this Plan;

(b)
to interpret and construe this Plan and to determine all questions arising out of this Plan or any Option, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares reserved for issuance by each Option;

(d)	to determine the Exercise Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the due exercise of an Option will be subject to any restrictions upon the due exercise of such Option; and

(g)	to prescribe the form of the instruments and certificates relating to the grant, exercise and other terms of Options.

5.3                    Board Discretion.  The Board may, in its discretion, require as conditions to the grant or exercise of any Option that the Option Holder shall have:

(a)
represented, warranted and agreed in form and substance satisfactory to the Corporation that the Option Holder is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his, her or its own account, for investment and not with a view to or in connection with any distribution, that the Option Holder has had access to such information as is necessary to enable him, her or it to evaluate the merits and risks of such investment and that the Option Holder is able to bear the economic risk of holding such Shares for an indefinite period;

(b)
agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(c)	agreed to indemnify the Corporation in connection with the foregoing.

5.4                    Board Requirements.  Any Option granted under this Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares issuable upon due exercise of such Option upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of Regulatory Authority, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board.  Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

5.5                    Interpretation.  The interpretation by the Board of any of the provisions of this Plan and any determination by it pursuant thereto will be final and conclusive and will not be subject to any dispute by any Option Holder.  No member of the Board or any individual acting pursuant to authority delegated by it hereunder will be liable for any action or determination in connection with this Plan made or taken in good faith and each member of the Board and each such individual will be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

ARTICLE VI
AMENDMENT AND TERMINATION

6.1                    Prospective Amendment and Termination.  The Board may amend or terminate the Plan at any time upon receipt of requisite regulatory approval including, without limitation, the approval of the Exchange, provided, however, that no such amendment may increase the maximum number of Shares that may be optioned under the Plan, change the manner of determining the minimum Option Price or, without the consent of the Optionee, alter or impair any of the terms of any Option previously granted to an Optionee under the Plan. Any amendments to the terms of an Option shall also require regulatory approval, including without limitation, the approval of the Exchange.

6.2                    Retrospective Amendment.  The Board may from time to time retrospectively amend this Plan and, with the consent of the affected Option Holders, retrospectively amend the terms and conditions of any Options that have been previously granted.

6.3                    Sale of Corporation, Extension of Expiration Date, Non-Applicability of Termination of Employment Provisions.  Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof:

(a)
in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares of the Corporation or any part thereof shall be made to all or substantially all holders of Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each Option Holder holding Options under the Plan, to permit the exercise of all such Options within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Option Holders to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever;

(b)
in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, any outstanding Option may be exercised as to all or any part of the Optioned Shares in respect of which the Option Holder would have been entitled to exercise the Option in accordance with the provisions of the Plan at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is thirty (30) days following the date of completion of such sale; and (ii) the close of business on the Expiry Date of the Option; but the Option Holder shall not be entitled to exercise the Option with respect to any other Shares;

(c)
subject to the rules of any relevant Regulatory Authority, the Board may, by resolution, extend the Expiration Date of any Option.  The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which Options may be exercised by any other Option Holder; and

(d)
the Board may, by resolution, but subject to requirements of applicable Regulatory Authorities and Securities Laws, decide that any of the provisions hereof concerning the effect of termination of the Option Holder's employment shall not apply to any Option Holder for any reason acceptable to the Board.

Notwithstanding the provisions of this Section 6.3, should changes be required to the Plan by any Regulatory Authority of any jurisdiction to which this Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

6.4                    Regulatory Authority Approval.  This Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities.

6.5                    Disinterested Shareholder Approval.  Disinterested Shareholder approval must be obtained if the number of Shares reserved for issuance under the Plan to be granted to Insiders exceeds ten percent (10%) of the issued and outstanding Shares, if the grant of Options to Insiders, within any twelve (12) month period, exceeds ten percent (10%) of the Corporation's issued and outstanding Shares, or if the number of Shares reserved for issuance to any one (1) person exceeds five percent (5%) of the issued and outstanding Shares.

6.6                    Agreement.  The Corporation and every Option granted hereunder will be bound by and subject to the terms and conditions of this Plan.  By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Corporation to be bound by the terms and conditions of this Plan.

6.7                    Effective Date of Plan.  Upon approval by the shareholders of the Corporation in accordance with the OBCA, and by acceptance by the Exchange (if the Shares are listed or posted on an Exchange and such acceptance is required), this Plan shall be deemed to be effective as of the Effective Date.  Any Options granted prior to such approval and acceptance(s) shall be conditional upon such approval and acceptance(s) being given and no such Options may be exercised unless such approval and acceptance is given.

6.8                    Governing Law.  This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

SCHEDULE A

Unless otherwise defined, all capitalized terms used herein will have the meanings specified in the stock option plan adopted by Eagleford Energy Inc. effective as of February 9, 2010 (the "Plan").

OPTION AGREEMENT

THIS AGREEMENT made as of [•, 20[• (the "Effective Date").

BETWEEN:

EAGLEFORD ENERGY INC., a corporation incorporated pursuant to the laws of Ontario,

(the "Corporation")

OF THE FIRST PART
- and -

[•,

(the "Optionee")

OF THE SECOND PART.

For good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), the Corporation and the Optionee hereby agree as follows:

1.                        Grant of Option

1.1                       The Corporation hereby grants to the Optionee pursuant to the terms of the Plan the right and option (the "Option") to purchase all or any part of an aggregate of up to [• Shares at a purchase price of $[• per Share expiring on [• and on the terms and conditions set forth herein and therein.

2.                         Vesting

2.1                       Notwithstanding Section 1 above or any other provision of this Agreement, legal and beneficial title to the Option granted to the Optionee hereunder, in respect of the Shares and all rights, privileges and benefits arising and flowing therefrom or to arise or flow therefrom hereafter, shall vest in the Optionee and the Optionee shall be entitled to exercise said Option to purchase the Shares only in the proportion and on the dates (the "Vesting Dates") set out below, provided that the Optionee is a [Consultant or Employee or Director] of the Corporation on such Vesting Date (and has been a [Consultant or Employee or Director] of the Corporation continuously from the date hereof):

Vesting Date	Number of Shares subject to the Option	Exercise Price
●	●	●
●	●	●
●	●	●
●	●	●
Total:	●	●

3.                        Exercise of Option

3.1                      Subject to the provisions of this Agreement, including, without limitation, Section 2 above, the Option may be exercised from time to time prior to the Expiry Time (as hereinafter defined) by delivery to the Corporation at its registered office of an executed Exercise Notice (attached hereto as Exhibit "I") addressed to the President of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full, by cash or certified cheque, of the purchase price of the Shares then being purchased.  Subject to any provisions of this Agreement to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

3.2                      Notwithstanding any provisions contained in this Agreement, the Corporation's obligation to issue Shares to the Optionee pursuant to the exercise of the Option shall be subject to:  (i)  receipt of any required shareholder approval; (ii)  completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;  (iii)  the admission of such Shares to listing on any stock exchange or market on which the Shares may then be listed; (iv) the receipt from the Optionee of such representations, warranties, agreements and undertakings as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdictions; and (v) compliance with the terms and conditions of the Plan.  Nothing contained in this Agreement shall be deemed to require the Corporation to apply for or obtain any such registration, qualification, approval or listing referred to above.  The Optionee hereby acknowledges and agrees that he has had access to such information as is necessary to enable him to evaluate the merits and risks of acquiring Shares pursuant to the exercise of the Option and that he is able to bear the economic risk of holding such Shares for an indefinite period.

4.                        No Assignment

4.1                      The Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise).  Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of the Option contrary to the provisions of this Agreement, or upon the levy of any attachment or similar process upon the Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5.                        Expiration

5.1                      Subject to the terms and conditions set out in this Agreement, including the vesting conditions set out in Section 2 above and the termination provisions set out in Section 6 below, the Optionee shall have the right to exercise the Option with respect to all or any part of the Shares to the extent vested at any time or from time to time after the date hereof and prior to the close of business on [• (the "Expiry Time"). On the Expiry Time, the Option shall forthwith expire and terminate and be of no further force or effect whatsoever with respect to the unexercised balance of the Shares available under the Option, whether vested or not.

6.                        Termination of Employment; Death; Bankruptcy

6.1                      Subject to the provisions of this Agreement and this Section 6 and to any express resolution passed with respect to the Option by the Board of Directors of the Corporation (the "Board") or by any committee of the Board established by the Board to administer the Plan (the "Committee"), the Option and all rights to purchase Shares pursuant thereto shall immediately expire, except to the extent vested in which case they shall expire and terminate on the [●] day following the date the Optionee ceases to be a ["Consultant" or "Employee" or "Director"] within the meaning of Section 1.1 of the Plan.

6.2                      Subject to the provisions of this Agreement and this Section 6, if the Optionee shall die prior to the full exercise of the Option, his Personal Representatives, heirs or legatees may, at any time within twelve (12) months after the date of such death, exercise the Option with respect to the unexercised balance of the Shares to the extent vested, subject to the terms of the Option but only to the same extent to which the Optionee could have exercised the Option immediately before the date of such death.  In no event, however, shall the Option be exercisable after the Expiry Time.

6.3                      In the event that the Optionee commits an act of bankruptcy or any proceeding is commenced against the Optionee under the Bankruptcy and Insolvency Act (Canada) or other applicable bankruptcy or insolvency legislation in force at the time of such bankruptcy and such proceeding remains undismissed for a period of thirty (30) days, the Option may not be exercised following the date on which the Optionee commits such act of bankruptcy or such proceeding remains undismissed, as the case may be.

7.                        Rights as a Shareholder

7.1                      An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares subject to the Option until the date of issuance of a certificate for such Shares upon the exercise of the Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates.  Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

8.                        Inconsistency with Plan

8.1                      The parties hereto agree that in the event this Agreement is inconsistent with the Plan the Plan shall prevail.

9.                        Certain Adjustments

9.1                      In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for the Option shall be adjusted accordingly by the Board or the Committee to such extent as they deem proper in their discretion.  In such event, the number of, and the price payable for, the Shares that are then subject to the Option may also be adjusted by the Board or the Committee to such extent, if any, as they deem proper in their discretion.

9.2                      If at any time after the date of this Agreement and prior to the expiration of the term of the Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 of this Agreement or, subject to the provisions of subsection 10.1(a) of this Agreement, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), the Optionee shall be entitled to receive upon the subsequent exercise of the Option in accordance with the terms of this Agreement and shall accept in lieu of the number of Shares to which he was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of subsection 9.1 of this Agreement, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization  or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

10.                        Amendments to the Option

10.1                      Notwithstanding anything to the contrary contained in this  Agreement:

(a)
in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares or any part thereof shall be made to all or substantially all holders of the Shares, the Corporation shall have the right, upon written notice thereof to the Optionee, to permit the exercise of the Option within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Optionee to the Option or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever;

(b)
in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, the Option may be exercised as to all or any part of the Shares subject to the Option in respect of which the Optionee would have been entitled to exercise the Option in accordance with the provisions of this Agreement at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is thirty (30) days following the date of completion of such sale; and (ii) the close of business on the expiration date of the Option; but the Optionee shall not be entitled to exercise the Option with respect to any other Shares; and

(c)
subject to the rules of any relevant stock exchange or other regulatory authority, the Board may, by resolution, advance the date on which any Option may be exercised or extend the expiration date of the Option.

(d)
The Optionee hereby acknowledges and agrees that the Board may at any time by resolution terminate the Plan.  In such event, the Option if vested and outstanding may be exercised by the Optionee after the date on which the Corporation shall have notified the Optionee of the termination of the Plan, but only to the same extent as the Optionee could have exercised the Option immediately prior to the date of such notification.

11.                      Notice

11.1                    All communications and payments provided for under this Agreement shall be in writing and shall be deemed to be given when delivered in person or deposited in the mail, first class, certified or registered, return receipt requested, with proper postage prepaid and,

(a)	if to the Optionee, addressed to:

 ●

 Phone No.:                      [•
 Fax No.:                      [•

(b)	if to the Corporation, addressed to:

 Eagleford Energy Inc.
 1 King Street West
 Suite 1505
 Toronto, Ontario
 M5H 1A1

 Attention:                   President
 Phone No.:                 416-364-4039
 Fax No.:                     416-364-8244

in either case with a copy to:

 WeirFoulds LLP
 The Exchange Tower,
  Suite 1600
 130 King Street West
 Toronto, ON  M5X 1J5

Attention:                      Wayne Egan

Phone No.                      416-947-5086
Fax No.                          416-365-1876

12.                      Time of Essence

12.1                     Time shall be of the essence of this Agreement and each and every part hereof.

13.                       Binding Effect

13.1                     This Agreement shall enure to the benefit of and be binding upon the parties hereto, the successors of the Corporation and the executor, administrator, heirs and personal representatives of the Optionee.  This Agreement shall not be assignable by the Optionee.

14.                       Headings

14.1                     The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

15.                       Amendment

15.1                     This Agreement may be amended only by a written instrument signed by each of the parties hereto.

16.                       Governing Law

16.1                     This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

17.                       Duplicate Originals

17.1                     It is hereby acknowledged by the parties hereto that this Agreement has been signed in duplicate only, one (1) original executed copy delivered to the Optionee and one (1) delivered to the Corporation.

18.                       Paramountcy

18.1                     To the extent there is any inconsistency or ambiguity between this Agreement and any other employment or consulting agreement, the terms of this Agreement shall govern to the extent of such inconsistency or ambiguity.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.

SIGNED, SEALED & DELIVERED	)	EAGLEFORD ENERGY INC.
in the presence of	)
)
	)	Per: ________________________________
	)	Name:
	)	Title:
)
)
)
___________________________________	)	__________________________________
Witness:		●

EXERCISE NOTICE

TO:                     EAGLEFORD ENERGY INC.

AND TO:           THE BOARD OF DIRECTORS THEREOF

Unless otherwise defined herein, all capitalized terms will have the meanings specified in the stock option plan adopted by Eagleford Energy Inc. effective as February 9, 2010.

The undersigned holder of the Options evidenced by the Option Agreement hereby subscribes for ____________________ Shares of the Corporation pursuant to such Options exercisable at an aggregate exercise price of Cdn$____________________ until the Expiry Time (or such other price as is determined pursuant to the Option Agreement) on the terms specified in such Option Agreement and enclosed herewith a certified cheque, bank draft or money order payable to the order of the Corporation in payment therefor.

The undersigned hereby irrevocably directs that the said Shares be issued in the name of the undersigned and delivered as follows:

Name(s) in Full	Address(es)	SIN Number (if applicable)	Number(s) of Common Shares	Taxpayer Identification Number (if applicable)

__________	__________	__________	__________	__________

(Please print full name in which Share certificates are to be issued.  If any Shares are to be issued to a person or persons other than the holder, the holder must pay to the Corporation all exigible transfer taxes or other government charges.)

DATED this __________ day of ____________________, 20_____.

______________________________

______________________________
Signature Guaranteed
Signature of Subscriber

______________________________
Name of Subscriber

______________________________
Address of Subscriber

______________________________

☐	Please check if the Share certificates are to be delivered at the office where this Exercise Notice is surrendered, failing which the certificates will be mailed.

☐	Certificates will be delivered or mailed only after the transfer books of the Corporation have been opened for five (5) business days after the due surrender of the Exercise Notice as aforesaid.

ITEM 2

EAGLEFORD ENERGY INC.
(FORMERLY: EUGENIC CORP.)

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF EAGLEFORD ENERGY INC. FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 9, 2010

The undersigned shareholder(s) of EAGLEFORD ENERGY INC. (the "Corporation") hereby appoint(s) in respect of all of the shares of the Corporation held by the undersigned, Sandra J. Hall, Director, or failing her, Milton Klyman, Director, or in lieu of the foregoing ________________________________________as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on the 9th day of  February, 2010, and any adjournment or adjournments thereof:

1.	TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) the election of directors.

2.
TO VOTE FOR (   ) WITHHOLD FROM VOTING (   ) the appointment of Schwartz Levitsky Feldman LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders of the Corporation, and authorizing the directors to fix their remuneration.

3.	TO VOTE FOR ( ) AGAINST ( ) a resolution approving amendments to the stock option plan of the Corporation.

4.
TO VOTE FOR (     ) AGAINST (     ) the resolution authorizing the issuance by the Corporation during the twelve months following the Meeting, pursuant to one or more private placements or acquisitions, of up to 24,232,559 additional common shares.

5.
TO VOTE FOR (   ) AGAINST (   ) a special resolution authorizing the consolidation of the Corporation’s issued and outstanding common shares on an up to one (1) for four (4) basis, or the division of the Corporation’s issued and outstanding common shares on an up to four (4) for one (1) basis, all subject to regulatory approval.

6.
TO VOTE FOR (   ) AGAINST (   ) a special resolution authorizing an amendment to the articles of the Corporation to change the name of the Corporation to "Eagleford Industries Inc." or such other name as may be approved by the Board of Directors of the Corporation and applicable regulatory authorities.

This Proxy revokes and supersedes all proxies of earlier date.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting.

DATED the day of , 2010.

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Signature of Shareholder(s)

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Print Name

(SEE NOTES ON BACK OF THIS PAGE)

NOTES:

(1)           This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointer if a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.  If the proxy is not dated, it will be deemed to bear the date on which it was mailed.

(2)           The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3)           A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO M5H 4H1, AT ANY TIME UP TO AND INCLUDING 4 PM ON FEBRUARY 8, 2010.

(4)           IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THIS FORM OF PROXY WILL VOTE FOR EACH OF THE MATTER IDENTIFIED IN THIS PROXY.

(5)           This proxy ceases to be valid one year from its date.

(6)           If your address as shown is incorrect, please give your correct address when returning this proxy.